宇信易诚™

Yucheng Technologies Limited

Corporate Presentation

September 2008

宇信易诚™

Disclosure Statement

Forward Looking Statements

This release may contain forward-looking statements within the meaning of the Private securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Yucheng Technologies is engaged fluctuations in customer demand; management of rapid growth; intensity of competition from other IT providers; market acceptance of new products; general economic conditions; geopolitical events and regulatory changes; as well as other relevant risks detailed in filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. The company does not assume any obligation to update the information contained in this press release or filings.

Corporate Overview

Headquarters	Beijing, China
Founded	1999
Presence	More than 2,000 employees in 20 cities nationwide
Customers	13 out of the 15 largest banks in China Small to medium-sized banks
Businesses	Channel-related, Business-related and Management-related IT Solutions and Services Systems Integration Services POS Merchant Acquisition Services
Market Data	NASDAQ: YTEC Price $12.48, 52Week High: $19.36 / Low: $7.15 Market Cap: $221.29 million (as of 08/29/2008)
Financials	2007A US$59.6mm in sales, up 49% YoY; US$10.5mm in non-GAAP net profit, up 72% YoY 2008 guidance: US$88mm in sales; US$14.7-15.2mm in net profit (non-GAAP)*

*Adjusted for amortization of goodwill from initial merger

Investment Highlights

Rapidly Growing Chinese "FinTech" Market

+ Market Leadership Position

+ Diverse and Expanding Customer Base

+ Significant Growth Opportunities

= Strong Financial Performance

Fast Growing Chinese “FinTech” Market

Earnings Growth Underpins Aggressive IT Spending

Macroeconomic Factors

- GDP growth of 9.8% in 2008 and 9% in 2009 (Source: EIU)
- World's highest saving rate at nearly 50% (Source: FRBSF)
- China is shifting towards a consumption and service economy
- Virtually no impact from Sub-prime Crisis
- Foreign and domestic capital markets have a greater impact on the Chinese banking industry
- Bank IT spending exceeded USD 7.0 billion in 2007*

Banking Industry Structure

- Top Four banks account for 53.2% of total Chinese banking assets
- Approximately 100 small to medium-sized regional banks (SMB)
- Consolidation in community banks has resulted in a decline from over 27,000 to approximately 8,000*

Earnings Growth of Top 5 Banks


CAGR: 31.8%
(RMB bn)
400
300
200
100
0
124
157
233
313
373
2005
2006
2007
2008E
2009E
Top 5 Banking Profits

Source: DaiWa Institute of Research, 2008

* IDC "China: eBanking IT Solutions Market Forcast and Analysis 2008-2012: Special Study"

Fast Growing Chinese "FinTech" Market

IT Solutions and Services Spending by Category

Lack of adequate IT infrastructure, competitive pressure, compliance with Basel II and recognized benefits of IT sourcing are key drivers of demand



9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
(RMB mm)
CAGR: 21.2%
'05-'11 CAGR
22.6%
20.3%
21.9%
2005
2006
2007
2008
2009
2010
2011
472
586
722
897
1,098
1,332
1,063
1,488
1,831
2,226
2,716
3,246
3,849
4,057
818
1,026
1,274
1,564
1,892
2,265
2,678
Business-Related Solution
Channel-Related Solution
Management-Related Solution

Source: IDC 2007

Fast Growing Chinese "FinTech" Market

Key Growth Metrics

Bank Card Transactions


RMB Billion
3500
3000
2500
2000
1500
1000
500
0
CAGR = 58%
2000
2001
2002
2003
2004
2005
2006
2007

Retail Sales of Consumer Goods


RMB Billion
10000
8000
6000
4000
2000
0
CAGR = 20%
2000
2001
2002
2003
2004
2005
2006
2007

Card Revenue for Chinese Banking Sector


RMB Million
CAGR= 49% (credit card)
CAGR= 27% (debit card)
6,13
14,802
9,766
19,491
14,41
24,338
20,27
30,042
2005
2006
2007E
2008E
Credit Card
Debit Card

Number of POS Terminals in China


Unit' 000
8000
6000
4000
2000
0
'99-'06 CAGR 20.3%
'06-'12F CAGR 43.2%
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008F
2009F
2010F
2011F
2012F

Source: Interac Association, Bear Stearns Asia, Broker's report, iResearch, Company research

Market Leadership Position

Total Solutions Provider

As a total solutions provider our IT Solutions and Services deploys the latest technology and software expertise to the Chinese banking market and is supported by our Systems Integration business.

CORE BUSINESS:
IT Solutions and Services and Systems Integration

EMERGING:
Payment Services

Channel-related Solutions
- Online banking
- Call center

Business-related Solutions
- Core-banking (for SMBs)
- Loan management
- Foreign exchange
- Treasury
- Intermediary business

Management-related Solutions
- Risk management
- Business intelligence
- Performance measurement
- Managerial accounting
- Management analytics

POS
Merchant Acquisition Services
- POS processing terminal transactions
- Value-added services*

Revenues

* Future offerings after reaching critical network size

Core Business

Channel-related Solutions

	Proprietary E-Banking Software and Solution	Call Center Solution
Offering	◆ Complete solution for web-banking applications, channel integration and management ◆ Higher customer retention, lower customer service costs	◆ Full-range solution expertise from system planning and implementation to In-Care, our CRM software, and data mining ◆ High customer retention, cross-selling opportunities
Select Clients	◆ 4 of top 5 banks ◆ ICBC, CCB, BoCom, Bank of Shanghai, Bank of Beijing	◆ 2 of top 5 banks ◆ CCB, BoCom, Huaxia Bank, Bank of Shanghai
Market Position	◆ No.1 vendor in China* ◆ 70% market share by user base	◆ No.1 vendor in China* ◆ 19% market share by bank call center seats

* IDC 2006

Core Business

Business-Related Solutions

	Core Banking Software	Loan Management
Offering	◆ An integrated suite of banking applications designed to support: – Deposits – Loans – International Settlements ◆ Higher customer satisfaction, cross-selling opportunities ◆ Customization services	◆ Complete suite of loan servicing applications that support: – Pre-Qualification Management – Loan Portfolio Analysis – Loan Performance Management – Default and Foreclosure Management ◆ Enhanced ability to manage portfolio and bank risks ◆ Customizable to risk requirements
Select Clients	◆ More than 35 Non-Tier I banks	◆ 2 of top 5 banks ◆ CCB, BoCom, Beijing Rural Commercial Bank, Zhuhai Commercial Bank, Yunan Rural Credit Union
Market Position	◆ Top 3 vendor in China ◆ 30% market share by customer base	◆ Top 2 vendor in China

* IDC 2006

Core Business

Management-Related Solutions

	Business Intelligence	Risk/Performance Management
Offering	◆ An integrated suite of banking applications designed to support customer and market analysis: – Operational Data Storage – Customer Relationship Management ◆ Enhance analytical capabilities	◆ Suite of implementation and consulting services: – IT and business consulting – Asset and Liability Management – Market Risk Management – Treasury and Derivatives pricing and STP processes, etc.
	◆ Customizable to meet specific business requirements	◆ Optimized asset-liability structure ◆ Enhanced ability to manage interest rate and liquidity risk
Select Clients	◆ 2 of top 5 banks ◆ CCB, BoCom, China Citic Bank	◆ 3 of top 5 banks ◆ CCB, ICBC, ABC, CMB, MSBC, China Industrial Bank
Market Position	◆ Top 3 vendor in China	◆ Ranked No.1 among local vendors*

* IDC 2006

POS Merchant Acquisition Services

Basic Service Revenue Model

Yucheng's Basic Processing Revenue:


Interchange
Acquiring Bank
0.2% of processed
value per transaction
招商银行
中国建设银行
China Construction Bank
交通银行
BANK OF COMMUNICATIONS
UnionPay
银联
VISA
MasterCard
YUCHENG
Technologies Limited
• Build merchant network
• POS maintenance service
Card Issuing Bank
Merchants
中国银行
BANK OF CHINA
交通银行
BANK OF COMMUNICATIONS
Card Holder
citi
Citibank
中国建设银行
China Construction Bank
招商银行
中国农业银行
AGRICULTURAL BANK OF CHINA

POS Merchant Acquisition Services

Initial Success

Business Drivers	Electronic payment growth is expected to outpace consumer spending growth
	Strong card revenues encourage banks to issue more cards and leverage third-party merchant acquisition service providers
Current Partners	China Merchants Bank (CMB) - China's largest credit card issuer
	China Construction Bank (CCB), Guangdong & Beijing Branches
	Bank of Communications (BoCom), Beijing Branch
Leadership Position	Won the CMB 2007 Most Outstanding Performance Award
	#1 third party provider for CMB in POS installation base and total processed value for 2007
Network	Presence in 20 cities across China; 350 sales representatives

POS Terminals Accumulative Installation Projection



50,000
25,000
12,700
8,900
2007A
2008Q2
2008E
2009E

Diverse and Expanding Customer Base

Our revenues continue to grow as we strengthen our Top Four client base and actively diversify into Non-Top Four clients, such as small and medium-sized banks.


2005
19%
81%
Revenues of USD 22.0 million
2006
23%
77%
Revenues of USD 37.1 million
2007
39%
61%
Revenues of USD 59.6 million
Top Four Banks
Non-Top Four Banks

宇信易诚™

Significant Growth Opportunities

#1 Leveraging Domain Expertise to Migrate Up the Value Chain


Value Chain
Outsourced Services
Software Solutions & IT Consulting
System Integration
◆ E-Banking ASP
◆ Operation Outsourced Services
◆ Business Process Outsourcing
◆ IT and Business Consulting
◆ Front-end Channel Solutions
◆ Business Processing Solutions
◆ Back-end Management and Analytical Solutions
◆ Third-party Hardware and Software Systems
Project Based Revenue to Recurring/Transaction Based Revenue

Significant Growth Opportunities

#2 Simultaneous Vertical and Horizontal Expansion

Banking	Insurance	Asset/ Fund Management	Investment Banks/ Securities Firms

Top Tier National Banks

Joint-Stock National Commercial Banks

City Commercial Banks and Credit Unions

YUCHENG
Technologies Limited

Significant Growth Opportunities

#3 Highly Scalable and Leverageable Payment Services

- Economies of scale and first-mover advantage are vital to long-run profitability
- Fee revenue is highly scalable and a function of the installed base
- Revenues will further accelerate as value added services, such as merchant transaction analysis and loyalty programs, are introduced


Value
Revenues
Gross Profits
Revenues and Gross Profits accelerate with the addition of value added services
Operating Expenses
P&L Breakeven
1H 2010
Time

宇信易诚™

Strong Financial Performance

Track Record of Strong Revenue Growth

IT Solutions and Services revenue grew at 104% CAGR from 2005 to 2007, driving overall growth and contributing significantly to margin expansion

Revenue Analysis - by Sources (USD Million)


IT Solution
SI Service
22
40
60
2005
2006
2007
'05-'07 CAGR: 65%

IT Solutions and Services as Percentage of Total Revenue


55.0%
50.0%
45.0%
40.0%
35.0%
30.0%
34.5%
34.3%
53%
2005
2006
2007

Gross Margin Analysis


40%
35%
30%
25%
20%
25%
28%
36%
2005
2006
2007

Strong Financial Performance

Driven By Continuous Margin Expansion

Value Chain Migration has been the key strategic focus

IT Solution Revenue Growth

	2005	2006	2007
IT Solution Revenue (USD Million)	7.6	15.1	31.6


Yucheng 05-07 CAGR: 104%
*Industry Average: 21.7%

Net Profit Margin Improvement


8.2%
15.3%
17.6%
2005
2006
2007

* IDC 2006

Strong Financial Performance

Solid Second Quarter 2008 Performance

Revenue


USD Million
30
25
20
15
10
5
0
10.4
24.5
Q2 2007
Q2 2008

- Year over year revenue growth of 140%

Non-GAAP Net Income[1]


USD Million
3
2.5
2
1.5
1
0.5
0
2.1
2.7
Q2 2007
Q2 2008

- 30.6% year over year net income growth
- Second quarter Non-GAAP EPS of USD 0.15
  - Core businesses generated EPS of USD 0.17
  - POS generated EPS of USD (0.02)

1. Adjusted for amortization of goodwill from e-Channels acquisition

Investment Highlights

Rapidly Growing Chinese "FinTech" Market

+ Market Leadership Position

+ Diverse and Expanding Customer Base

+ Significant Growth Opportunities

= Strong Financial Performance

Thank You!

Investor Relations Contacts:
Rebecca Alexander and Jim Preissler

investors@yuchengtech.com
Tel: +86 10 5913 7998

北京宇信易诚科技有限公司
北京市东城区北三环东路36号
北京环球贸易中心B座28层 (100013)
Tel: 86-10-59137700
Fax: 86-10-59137800
http://www.yuchengtech.com